Exhibit 12.1

POWER SOLUTIONS INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Nine months ended September 30,	Year ended December 31,
	2013	2012	2011	2010	2009	2008

Earnings available for fixed charges:
(Loss) income before income taxes	$(11,420)	$10,845	$6,834	$1,935	$3,774	$1,414
Fixed charges	1,238	1,848	1,901	2,593	2,765	3,256

Total (loss) earnings available for fixed charges (1)	$(10,182)	$12,693	$8,735	$4,528	$6,539	$4,670

Fixed charges:
Interest expense	$570	$1,023	$1,340	$2,131	$2,303	$2,794
Portion of rental expense that represents the interest factor (2)	668	825	561	462	462	462

Total fixed charges (3)	$1,238	$1,848	$1,901	$2,593	$2,765	$3,256

Ratio of earnings to fixed charges	n/a	6.87x	4.59x	1.75x	2.36x	1.43x

Amount by which earnings are inadequate to cover fixed charges	$8,944	n/a	n/a	n/a	n/a	n/a

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consists of (loss) income before income taxes plus fixed charges.
(2)	Estimated interest factor of 33%.
(3)	For the purpose of calculating the ratio of earnings to fixed charges, fixed charges consists of interest expense and an estimate of the portion of rental expense that represents the interest factor.